Exhibit 99.1

No. 3/10

IAMGOLD’S FOCUS ON ORGANIC GROWTH YIELDS RESULTS;
YEAR-END GOLD RESERVES INCREASE BY 17%,
NIOBIUM RESERVES INCREASE BY 32%

Toronto, Ontario, January 25, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced its 2009 year-end mineral reserve and resource statement.  IAMGOLD’s total proven and probable mineral reserves increased by 2.1 million ounces to 14.5 million ounces of gold, which represents a 17% increase over the previous year.  Total proven and probable mineral reserves of niobium have increased by 32% to 181.3 million kilograms of contained Nb2O5.

Peter C. Jones, Interim President & CEO stated, “IAMGOLD increased the value of the Company by significantly converting resources to reserves as well as replacing depletion. We will continue our aggressive approach to organic growth in 2010. We have planned large drill programs at Rosebel, Essakane, Westwood, Niobec and Sadiola which we expect will continue to build our reserve profile.  The Essakane Project, in particular, offers significant opportunities for resource conversion and we look forward to providing regular updates. Our ability to deliver on our objectives has resulted in a solid foundation for growth beyond 2010.”

The increase in proven and probable reserves is primarily due to the addition of over 1.3 million ounces from our flagship operation, the Rosebel Gold Mine, representing a 37% increase.  Since IAMGOLD’s 2008 acquisition of the Essakane Gold Project in Burkina Faso, updated geological models and higher gold price has yielded an additional 1.1 million ounces of mineral reserves, a 38% increase. At the Sadiola Gold Mine in Mali, 7 years of mine life are anticipated to be added by the addition of 0.9 million attributable ounces of mineral reserves.

The Company’s current use of a constrained mineral resource model within Whittle shells for Rosebel and Mupane Gold Mines has resulted in a decrease of IAMGOLD’s measured and indicated mineral resources (including reserves, as at December 31, 2009) to 19.9 million ounces, compared to 22.8 million ounces a year earlier. Measured and indicated mineral resources at Rosebel and Mupane were previously estimated from appropriate block models using only the cut-off grades.  The mineral resources reported were not constrained within economic Whittle shell limits.  For the December 31, 2009 mineral resource statement, only mineral resources from the block model contained within a US$1,000 pit shell were reported.  The result of using a constrained pit shell at Rosebel is a reduction in measured and indicated mineral resources of 5.4 million ounces and a reduction of 0.2 million ounces at Mupane.  There is no impact on the inferred mineral resource as it was previously constrained within Whittle shells. The change in mineral resource reporting has no impact on the mineral reserve statement. Further contributing factors to the reduction in reported measured and indicated mineral resources have been the removal of 4.6 million ounces of mineral resources from the Buckreef, Camp Caiman, and La Arena Projects.

As of December 31, 2009, niobium proven and probable mineral reserves at the Niobec Mine in Northern Quebec have increased by 32% to 181.3 million kilograms of contained Nb2O5.  This increase is a result of infill drilling that allowed the conversion of inferred to indicated mineral resources in blocks 5 and 6.  The Company also increased inferred mineral resources by 53.6 million kilograms of contained Nb2O5 as a result of drilling below the 6th level.  The increase in mineral reserves and mineral resources follows last year’s significant gains due to the paste backfill project, which allows for much higher extraction ratios on the lower levels.

At the Rosebel Gold Mine in Suriname, measured and indicated mineral resources (including mineral reserves and depletion replacement) decreased by 2.4 million ounces to 6.9 million attributable ounces due to constraining the mineral resources.  Compared to last year (and including depletion replacement), the mineral reserves increased by

1.7 million ounces.  This increase was driven by the successful infill and exploration drilling, grade reconciliation, and the increase in gold price.  Major increases were achieved at the currently producing Royal Hill pit (where higher grade material was encountered at depth) and from the Mayo deposit that expanded at depth and on the western extension.  A small deposit named Roma was added to the mineral resources and mineral reserves following the positive exploration effort between the Royal Hill and Mayo deposits.  IAMGOLD expects to continue to convert resources to reserves at Rosebel in 2010.  An aggressive 81,000 metre drill program is designed to pursue additional priority targets along the favourable geological horizons in the immediate mine area.  The Company will also explore outside the current resource envelope.

The Essakane Project successfully achieved a 1.1 million ounce increase in mineral reserves. It also recorded a 40%, or 1.8 million ounce increase in mineral resources.  This increase was a result of updating the main Essakane deposit (EMZ), adding the Falagountou deposit (located 8 kilometre to the east and the northern extension to the model), and by using a higher gold price.  The 2010 50,000 metre drill program at Essakane is targeted at maximizing the conversion of the 1.9 million ounces directly below the current pit design from inferred mineral resources to mineral reserves.

In June 2009 at the Westwood Project in Northern Quebec, IAMGOLD announced an increase in inferred mineral resources to 3.4 million ounces (using a 6 grams per tonne gold cut-off) and an indicated mineral resource of 98,000 ounces from Warrenmac and Zone 2-30.  Compared to the previous year, there was an increase of 9%, representing 277,000 ounces of gold. The bulk of the mineral resources at Westwood remain classified as inferred, however, the confidence level in the resources and the mineralization continuity is increasing.  The continuous drilling programs are aimed at upgrading the existing inferred mineral resources to measured and indicated categories.

At the joint venture Sadiola Gold Mine in Mali, attributable measured and indicated mineral resources increased by 11% from 2.3 million ounces to 2.6 million ounces. Inferred mineral resources also grew by 47%, mainly due to the SEMOS Deep Sulphide Preliminary Feasibility Study.  Other contributing factors were higher gold prices and the use of updated models. Successful development of the Deep Sulphide Project is anticipated to extend the mine life of Sadiola by 7 years.  Additional drilling of satellite targets continues at Tambali South, FE2, FE3 and FE gap, with the goal of identifying additional mineral resources.

The mine life of the joint venture Yatela Gold Mine in Mali is now estimated to be extended by approximately 15 months into early 2012.  Drilling that was completed subsequent to the October 31st, 2009 cut-off date has increased the resource base at Yatela, although this information has not been included in the tables below.

Mineral reserves and mineral resources for the 2009 year-end statement were estimated using an $850 per ounce gold price (unless otherwise indicated on the Tables below) for mineral reserves and $1,000 per ounce for mineral resources.  For the 2008 year end mineral reserve and mineral resource statement, a $700 per ounce gold price was used for mineral reserves and mineral resources (except for the non-IAMGOLD operated mines).

Technical Information and Qualified Person/Quality Control Notes
The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified  Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geologist considered  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward-Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

Table 1: Consolidated Mineral Reserves and Resources
As at December 31, 2009

Attributable Contained Ounces of Gold (000)
Total Proven & Probable Reserves	14,508

Total Measured & Indicated Resources (includes Reserves)	19,851
Total Inferred Resources	8,890

Table 2: Mineral Reserves and Resources for Tarkwa and Damang

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces of Gold Contained (000)	Attributable Contained Ounces of Gold (000)
Tarkwa, Ghana				(18.9%)
Proven Reserves	154,000	1.3	6,321	1,195
Probable Reserves	116,000	1.2	4,355	823
Subtotal	270,000	1.2	10,676	2,018
Measured Resources	149,400	1.4	6,912	1,306
Indicated Resources	173,400	1.2	6,705	1,267
Inferred Resources	26,000	3.1	2,569	486
Damang, Ghana				(18.9%)
Proven Reserves	3,511	1.8	207	39
Probable Reserves	32,541	1.5	1,613	305
Subtotal	36,052	1.6	1,820	344
Measured Resources	9,397	1.5	464	88
Indicated Resources	53,069	1.4	2,452	463
Inferred Resources	12,479	3.4	1,367	258
TOTAL (Tarkwa & Damang)
Proven & Probable Reserves	306,052	1.3	12,496	2,362
Measured & Indicated Resources	385,266	1.3	16,533	3,124
Inferred Resources	38,479	3.2	3,936	744

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.
(3)	Mineral reserves have been estimated as at June 30, 2009 using a US $800/oz gold and mineral resources have been estimated as at June 30, 2009 using a US $1,000/oz gold.
(4)	Mineral resources have been estimated in accordance with SAMREC code.

Table 3: Mineral Reserves and Resources of Gold Operations

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
	December 31,2009
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces Contained (000)	Attributable Contained Ounces (000)
Rosebel (5), Suriname				(95%)
Proven Reserves	81,678	1.1	2,787	2,648
Probable Reserves	64,474	1.1	2,307	2,192
Subtotal	146,152	1.1	5,094	4,840
Measured Resources	124,464	1.0	3,904	3,709
Indicated Resources	101,525	1.0	3,327	3,161
Inferred Resources	27,169	1.1	941	894
Essakane (6), Burkina Faso				(90%)
Probable Reserves	92,911	1.4	4,301	3,871
Subtotal	92,911	1.4	4,301	3,871
Measured Resources
Indicated Resources	110,491	1.3	4,740	4,266
Inferred Resources	44,103	1.5	2,077	1,869
Mupane (7), Botswana				(85-100%)
Proven Reserves	1,816	1.8	103	103
Probable Reserves	1,344	2.4	102	96
Subtotal	3,160	2.0	205	199
Measured Resources	2,272	2.0	143	143
Indicated Resources	1,747	2.3	129	123
Inferred Resources	918	2.8	81	80
Sadiola (8), Mali				(41%)
Proven Reserves	9,998	2.5	795	326
Probable Reserves	39,517	2.2	2,759	1,131
Subtotal	49,515	2.2	3,554	1,457
Measured Resources	24,922	1.5	1,185	486
Indicated Resources	88,857	1.8	5,146	2,110
Inferred Resources	49,572	1.8	2,827	1,159
Yatela (8), Mali				(40%)
Proven Reserves	3,006	1.1	110	44
Subtotal	3,006	1.1	110	44
Measured Resources	3,549	1.2	141	56
Indicated Resources	2,002	2.7	174	70
Inferred Resources	464	3.1	46	19
Doyon Division (9),Quebec				(100%)
Proven Reserves	86	14.6	41	41
Probable Reserves	33	11.5	12	12
Subtotal	119	13.7	53	53
Measured Resources	570	5.6	103	103
Indicated Resources	2,102	4.4	295	295
Inferred Resources	3,708	5.3	633	633

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
	December 31,2009
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces Contained (000)	Attributable Contained Ounces (000)
Westwood (10), Quebec				(100%)
Indicated Resources	408	7.5	98	98
Inferred Resources	9,352	11.4	3,431	3,431
Quimsacocha (11), Ecuador				(100%)
Probable Reserves	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61
TOTAL (excl. Tarkwa & Damang)
Proven & Probable Reserves	302,961	1.5	14,999	12,146
Meas. & Indicated Resources	472,844	1.4	21,492	16,727
Inferred Resources	135,585	2.3	10,097	8,146
(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.
(3)
In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4)
Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them.  Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.  See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

(5)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel Gold Mine. The measured, indicated and inferred resources are confined within pit shells based on US $1,000/oz.
(6)	Effective February 25, 2009, the Company indirectly owned a 90% interest in the Essakane project. The measured, indicated and inferred resources are confined within a pit shell based on US $1,000/oz.
(7)
The Corporation indirectly owns a 100% interest in all deposits at the Mupane Mine, other than the Golden Eagle deposit, in which it indirectly owns an 85% interest. Mineral reserves have been estimated as at December 31, 2009 using a $850/oz gold price and mineral resources have been estimated as at December 31, 2009 using a $1,000/oz gold price and have been estimated in accordance with NI 43-101. The measured, indicated and inferred resources are confined within pit shells based on US $1,000/oz.

(8)
Mineral reserves have been estimated as at December 31, 2009 using a US $880/oz gold and mineral resources, confined within pit shells, have been estimated as at December 31, 2009 using a US $1,025/oz gold and have been estimated in accordance with JORC code. The Sadiola Deeps Mineral Reserves have been estimated as at October 31, 2009 using a US $800/oz gold and Mineral Resources, confined within pit shells, have been estimated as at October 31, 2009 using a US $1,000/oz.

(9)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division which includes mineral reserves and resources from the Doyon and Mouska Gold Mines.
(10)	Mineral resources have been estimated as at June 2009 at a 6.0 grams per tonne gold cutoff over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(11)	Mineral resources have been estimated as at July 2008 using a US $700/oz gold and have been estimated in accordance with NI 43-101.

Table 4: Mineral Reserves and Resources of Non-Gold Operation

MINERAL RESERVES AND RESOURCE
	December 31, 2009
NON-GOLD OPERATION	Tonnes (000)	Grade Nb2O5 (%)	Contained Nb2O5 (million kilograms)
Niobec, Quebec			(100%)
Proven Reserves	8,365	0.58	48.9
Probable Reserves	23,721	0.56	132.4
Subtotal	32,086	0.56	181.3
Measured Resources	8,365	0.58	48.9
Indicated Resources	23,721	0.56	132.4
Inferred Resources	37,912	0.58	219.1